UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Smilelove LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Utah

    Date of organization
    May 10, 2017

Physical address of issuer
2160 E 4500 S Suite 4 Holladay, Utah 84117

Website of issuer
https://smilelove.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000
Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 16, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$111,002	$0
Cash & Cash Equivalents	$56,455	$0
Accounts Receivable	$31,413	$0
Short-term Debt	$135,386	$0
Long-term Debt	$0	$0
Revenues/Sales	$101,306	$0
Cost of Goods Sold	$58,284	$0
Taxes Paid	$0	$0
Net Income	-$24,384	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 21, 2018

Smilelove LLC



Up to $1,070,000 of Crowd Notes

Smilelove LLC ("Smilelove", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 16, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by November 16, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 16, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at Smilelove.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/smilelove

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Smilelove LLC is a Utah Limited Liability Company, formed on May 10, 2017.

The Company is located at 2160 E 4500 S Suite 4 Holladay, Utah 84117.

The Company's website is https://smilelove.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/smilelove and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	November 16, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12-13 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $16,000 in cash balances as of July 31, 2018. The Company could be harmed if it is unable to meet its cash demands/requirements, and the Company may not be able to continue operations if it is not able to raise additional funds.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements or changes in regulations could result in expenses and/or in diversion of management attention from the operations of the business.

The Company's success is dependent on consumer adoption of direct-to-consumer aligners, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. This market is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of direct-to-consumer aligners that the Company has experienced in the past will continue in the future.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company does not have an employment contract in place with David Frazier or Spencer Grider, the Managers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if David or Spencer were to leave Smilelove, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company forecasts for projected growth are aggressive. If its assumptions are incorrect and it fails to meet projections, Company viability may be jeopardized. wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate/expand payroll, further develop increase R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has had transactions with related parties. During 2018, the Company executed a financing agreement with a member for cash proceeds of $40,000. The agreement carries an interest rate of 5% per annum and is due 24 months from execution.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's founders have a post-raise salary that is high relative to the stage of the Company's business. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue. We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We may not be successful in obtaining patents. Our success depends significantly on our ability to obtain, and protect our proprietary rights to the technologies used in our services. We will file a provisional patent application for our unique retail kiosk in November 2018. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding

Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus unpaid accrued interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $9,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $9,000,000 valuation cap, whichever is lower. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $9,000,000 valuation cap, so you should not view the $9,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Utah law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Smilelove is an up and coming online dental product sales company. Founded in Aug 2017. Observed expanding interest for clear aligners among millennials that tend to have higher disposable incomes and among 40-somethings that may have missed out on braces in their younger years (or failed to wear a retainer post-treatment) and were looking for cosmetic improvement in their appearance, most importantly, their smile. To date, the Co-Founders have funded this business with their own capital. We see room for massive growth in the US and abroad based on ease of use, lower price point and immediate cosmetic benefits.

Business Plan

We provide clear aligners direct to consumer by providing them an at-home impression mold. Then they send it back to us, and we create clear aligners to straighten their teeth. We also charge for a whitening and retainer subscription

Our goal is to use this capital to broaden the acceptance and availability of our product via several strategies: i) increased marketing spend across expanded channels to grow the market, lower our customer acquisition costs and increase our conversion; ii) draw in consumers via access to branded Smilelove kiosks at one or more regional and national retail partners; iii) access international markets via partnership agreements with locally funded and native speaking partners; and iv) sign up Dental Service Organizations (DSO's) as scan/referral partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Clear aligners	Direct-to-consumer clear aligners for fixing malocclusion	Elective dental products

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are typically 20-45 years old and are interested in correcting malocclusion

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
87928435	SMILELOVE	10/4/17	5/19/18	USA

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Expenses	13.25%	13.25%	13.25%
Ramp current Ads	40%	40%	40%
New Hires	20%	20%	20%
Dave Ramsey	18%	18%	18%
Kiosk test	8.75%	8.75%	8.75%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Frazier	Manager (August 2017 - Present)	VP Finance at Lendio (June 2015 - July 2017)
Spencer Grider	Manager (August 2017 - Present)	Senior UX Designer at Lendio and Backcountry (August 2012 - March 2017)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in Utah.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Proportionate Shares*	100%	Yes	n/a	100%	

*The term "Proportionate Share" shall refer to the percentage interest of each Member in capital, income, gain, loss, deductions, or credits of the Company, as provided in Article 3 of the Company's Operating Agreement. The Company has not yet issued units.

The Company has the following debt outstanding:

In 2018, the Company entered into a merchant cash advance with Shopify Capital. The Company was advanced $105,000 by Shopify to purchase $117,600 of future revenue. Shopify will receive 17% of daily sales revenue, payable every 60 days, until the full purchased amount is received.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are David Frazier and Spencer Grider.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Frazier	50% Proportionate Shares	50%
Spencer Grider	50% Proportionate Shares	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Smilelove LLC ("the Company") is a limited liability company organized on May 10, 2017 under the laws of the State of Utah, and is headquartered in Salt Lake City, Utah. The Company is creating a cost-effective process for straightening customers' teeth through the use of clear aligners sent through the mail. The Company has developed a cheaper way for customers to straighten their teeth without visiting a dentist.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $16,000 in cash on hand as of July 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $9,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $9,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Proportionate Shares

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2018, the Company executed a financing agreement with a member for cash proceeds of $40,000. The agreement carries an interest rate of 5% per annum and is due 24 months from execution.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid / sell or transfer of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless/ Notwithstanding the foregoinog, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Frazier
_____
(Signature)

David Frazier
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Frazier
_____
(Signature)

David Frazier
_____
(Name)

Manager
_____
(Title)

September 21, 2018
_____
(Date)

/s/Spencer Grider
_____
(Signature)

Spencer Grider
_____
(Name)

Manager
_____
(Title)

September 21, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SMILELOVE LLC
A Utah Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017

SMILELOVE LLC

For the Period from May 10, 2017 (inception) through December 31, 2017

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
Smilelove LLC
Salt Lake City, Utah

We have reviewed the accompanying financial statements of Smilelove LLC ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes in members' equity, and cash flows for the period from May 10, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of a Matter

As disclosed in Note 2 of the financial statements, the Company has incurred losses from inception and relies upon additional capital from outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, Washington

September 6, 2018

Members of:
WSCPA
AICPA
PCPS

**802 North Washington
PO Box 2163
Spokane, Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

SMILELOVE LLC

BALANCE SHEET

December 31, 2017

(unaudited)

Assets

Current assets

Cash	$	56,455
Accounts receivable, net		31,413
Inventory, net		14,234
Prepaid advertising costs		5,500
Prepaid rent		1,700
Security deposit		1,700
Total current assets		111,002
Total assets	$	111,002

Liabilities and members' equity

Current liabilities

Accounts payable	$	17,262
Credit card payable		45,395
Deferred revenue		72,729
Total current liabilities		135,386
Total liabilities		135,386
Commitments and contingencies		-
Total members' equity		(24,384)
Total liabilities and members' equity	$	111,002

See accountants' review report and accompanying notes to the financial statements.

2

SMILELOVE LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Period from May 10, 2017 (inception) through December 31, 2017

(unaudited)

Sales, net	$	101,306
Cost of goods sold		58,284
Gross margin		43,022
Operating expenses		
Advertising and marketing		91,604
Website and licensing fees		13,942
General and administrative		3,280
Professional fees		3,200
Bad debt expense		1,309
Total operating expenses		113,335
Net loss	$	(70,313)
Changes in members' equity:		
Beginning members' equity	$	-
Contributions from members		45,929
Distributions to members		-
Net loss		(70,313)
Ending members' equity	$	(24,384)

See accountants' review report and accompanying notes to the financial statements.

3

SMILELOVE LLC

STATEMENT OF CASH FLOWS

For the Period from May 10, 2017 (inception) through December 31, 2017

(unaudited)

Cash flows from operating activities		
Net loss	$	(70,313)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Bad debt expense		1,309
Changes in operating assets and liabilities:		
Accounts receivables, net		(32,722)
Inventory, net		(14,234)
Prepaid advertising costs		(5,500)
Prepaid rent		(1,700)
Security deposit		(1,700)
Accounts payable		17,262
Credit card payable		45,395
Deferred revenue		72,729
Net cash provided by operating activities		10,526
Cash flows from financing activities		
Contributions from members		45,929
Net cash provided by financing activities		45,929
Net increase in cash		56,455
Cash, beginning		-
Cash, ending	$	56,455
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-

See accountants' review report and accompanying notes to the financial statements.

4

SMILELOVE LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Period from May 10, 2017 (inception) through December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Smilelove LLC ("the Company") is a limited liability company organized on May 10, 2017 under the laws of the State of Utah, and is headquartered in Salt Lake City, Utah. The Company is creating a cost-effective process for straightening customers teeth through the use of clear aligners sent through the mail. The Company has developed a cheaper way for customers to straighten their teeth without visiting a dentist.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue on sales of its aligners only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue primarily through two payment options: (1) prepaid plan or (2) monthly plan. Under the prepaid plan the customer pays the full amount of the impression kit and aligners up front, which is then recorded as deferred revenue until delivery of both the impression kit and the aligners, at which time revenue is recognized. Under the monthly plan, revenue is recognized, and recorded as receivable, upon delivery of impression kit and aligners and the customer makes equal monthly payments over either 12, 18, or 24-month periods.

Returns are recognized on the date the returned inventory is received by the Company.

Risks and Uncertainties

The Company currently utilizes a single third-party manufacturer for design, molding, and manufacturing of the Company's primary product. The loss of this manufacturer could have significant adverse effect on the Company's operations. The Company is currently entertaining offers from other third-party manufacturers, however, no manufacturing agreement has been executed as of the report date.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes accounts receivable on sales of aligners using the monthly payment plan. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017, the Company determined an allowance for uncollectible accounts of $1,309 was necessary, resulting in bad debt expense of $1,309.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for slow moving or obsolete items and records an impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2017, the Company determined no such impairment charge necessary. Inventory consists of raw materials for impression kits at December 31, 2017.

Prepaid Expenses

The Company records assets for certain expenses paid during the current period, for services to be delivered at a date subsequent to year end. These cash outflows are recorded as assets on the balance sheet until the agreed upon services are provided, at which time, amounts are expensed over the period said services are provided. Prepaid expenses consists of prepaid advertising costs and rent of $5,500 and $1,7000, respectively.

Deferred Revenue

Deferred revenue consists of cash received from customers for the prepayment of impression kits and aligners to be delivered by the Company. Revenue from these purchases are recognized upon delivery of the aligners to the customers.

Advertising and Marketing costs

The Company's advertising and marketing costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Utah state jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns from inception remain open to potential examination.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 6, 2018, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2017:

- In 2018, the Company entered into a merchant cash advance with Shopify Capital. The Company was advanced $105,000 by Shopify to purchase $117,600 of future revenue. Shopify will receive 17% of daily sales revenue, payable every 60 days, until the full purchased amount is received.
- During 2018, the Company executed a financing agreement with a member for cash proceeds of $40,000. The agreement carries an interest rate of 5% per annum and is due 24 months from execution.
- On August 3, 2018, the Company entered into a license agreement with 1141473 BC Ltd. for the use of the Company's intellectual property to market and sell the Company's product in Canada in return for tiered royalty fees based off aligners sold.
- On August 3, 2018, the Company entered into a license agreement with Visionary Healthcare Group Limited for the use of the Company's intellectual property to market and sell the Company's product in Hong Kong in return for tiered royalty fees based off aligners sold.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $70,313 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the 12 months from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital through member contributions or from the issuance of debt, its ability to commence profitable sales of its flagship product, and its ability to generate sufficient positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBERS' EQUITY

During the period ended December 31, 2017, there were $45,929 of capital contributions, from members.

NOTE 4 – OPERATING LEASE

The Company leases certain office space in Holladay, Utah. This lease agreement requires monthly rental payments of $1,200 and expires on December 31, 2018, at which point the lease agreement becomes month-to-month. Rent does not commence until January 1, 2018, and therefore no rent expense was recognized as of December 31, 2017. The total minimum rental payments of $20,400 due under this agreement are expected to be paid in 2018.

EXHIBIT C
PDF of SI Website



Invest in Smilelove

Direct-to-consumer clear aligner treatment for straightening teeth.

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$1,000	$9,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Smilelove is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Smilelove without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $1 million in revenue and 1,000 customers serviced since launching mid-2017
- Gross margins of over 50%
- Royalty agreements in place for licensing in both Canada and Hong Kong
- Serial entrepreneur founders who have self-funded business to date
- FDA approved, with a 4.7 star rating from ShopperApproved.com (over 365 reviews)

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note

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> Valuation Cap: US $9,000,000
> Target Minimum Raise Amount: US $500,000
> Offering Type: Side by Side Offering

Smilelove offers clear aligner treatments direct-to-consumer: no expensive appointment, no waiting rooms, no inflated costs.

Smilelove is bringing the benefits of straight teeth and a confident smile direct to individual consumers. Customers can enjoy the benefits of our product in the comfort and privacy of their own home, without sacrificing any dental expertise. We offer step-by-step instructions and outstanding customer service to walk each customer through the entire process. Our product is made of the clearest material on the market, minimizing discomfort and maximizing the cosmetic benefits of our aligners. Smilelove offers the lowest price point in the industry.

The Problem

- One-third of US adults (~80mm) are unhappy with their smile(American Assn of Orthodontics)
- 8% of Americans ages 18-24 have untagged a picture of themselves on Facebook because they didn't like their smile (American Assn of Orthodontics)
- Only 4 million people are presently undergoing orthodontic treatment in the US (American Assn of Orthodontics) due, in part, to affordability issues
- Current teeth straightening treatments are costly and time-consuming, averaging $5,000 - $7,400 with multiple visits (Oral B)

The Smilelove Solution

- Technological advancements allow us to provide superior orthodontic treatment and an enhanced cosmetic experience
- Limited overhead and overseas manufacturing reduces our costs significantly, allowing Smilelove to pass along savings to consumers that would find traditional orthodontic treatments out of reach
- Each treatment is approved by a licensed dentist
- Satisfied customers like their new look and are inclined to sign up for ongoing Smilelove services including monthly teeth whitening treatments and annual retainers

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Product & Service

How it Works

Our customers order an impression kit from our website. They follow an instructional video and complete the impressions at home and send them back to us along with photos of their teeth. Customers can call us for assistance at any time. Smilelove takes the impressions, photos and medical history provided by the customer, obtains case approval from a licensed dentist, and creates a digital preview of what the customer's straight teeth will look like at the end of treatment. We send the preview to the customer and once we have their approval, we produce and sends the aligners in the mail.

The cost is $1,699. Customers can pay up front (60%) or obtain financing provided by Affirm (40%). In the latter case, Affirm bears all credit risk and pays us the full price immediately.

Depending on case severity, customers will receive 8-20 aligner trays. Each tray is worn for 2 weeks. The entire treatment period lasts 6-12 months (8 month average).

After treatment is completed, Smilelove customers typically want to protect their new look and can subscribe to monthly whitening treatments ($39.99/mo) and/or an annual retainer program ($100/yr).

Business Model

Our business model is simple. We charge $1,699 to straighten teeth. It costs us about $350 to acquire a customer through our current marketing channels, and the cost of the aligners averages $650. This leaves a margin of $700 per case - a 60% gross margin. We've served over 1,000 customers since launching in 2017.

Marketing Channels - current and expansion plan

The business to this point has been bootstrapped with funds from the founders. In our current channels we can increase our spend by close to 10x without seeing an increase in customer acquisition cost. This is one of the primary reasons we are seeking capital - to fuel the fire.

There are several marketing channels that we plan to expand into which will increase brand recognition, and lead to more conversions. Some of those include a radio advertising partnership with Dave Ramsey, and increasing spend with social media influencers.

Royalty Partnerships

We've signed a license agreement with a Hong Kong based partner who will be leading efforts to build the brand in Canada, Hong Kong, and soon China. We receive an 8% royalty on all revenue created there.

Scan Booth Kiosks

We plan on rolling out self-service kiosks that will allow for a better customer experience, increase customer conversion, and broaden our brand recognition.



















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Customer Reviews:

"... I went with Smilelove and I have no regrets. Excellent customer service and friendly people, simple process (extremely simple), and the clear aligners are nice, high quality. Oh... and the best price out of everybody that I found, by far. They were flexible with a few custom requests I made along the way as well. You can go do your research and look into every company out there, or just trust me because I've already done that! Overall a perfect experience, and I have perfect teeth now. Thanks!"

"This entire process has been so simple and gratifying, I couldn't speak higher of it. I'm a mom of two very young girls and to say I never have time for myself is an understatement. If I went through this process the "traditional" way with multiple trips to the dentist and triple the cost, it would never work for me. I got to fix my smile in the convenience of home which was my biggest selling point besides the cost.... I would recommend this to anyone, if you're considering it, do it!"

"Customer service is absolutely 110% on point. I honestly think they have the best customer service that I have ever dealt with"

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Gallery

smilelove
IMPRESSION GUIDE
Tops

Impression Kit.
Impression Kit

Team Story

For us it was never about vanity. Don't straighten your teeth for the sake of beauty - do it for the sake of confidence. If your teeth are crooked, but you're completely confident in your smile, that's great! It's that kind of confidence that we believe everyone deserves to have. By looking at the statistics, far too many people are holding back, covering their teeth when they laugh, smiling with their mouth closed for pictures. Those are the people that we started Smilelove for. Being confident in your smile is simply life changing.

Dave and I met while working together at Lendio. With his background in finance and my background in user experience, we make a great team. Our weaknesses and strengths balance each other perfectly. Responsibilities and tasks fall naturally between us and together we're able to solve all kinds of problems.

When we're not working we spend a lot of time with our families. For us, family is number one. It's our families that drive us to work hard, to be successful, to be our best. Between Dave's 6 kids and my 2, we have a lot of people depending on us to be successful.

- Spencer Grider, Co-Founder

Founders and Officers

David Frazier
CO-FOUNDER

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Former VP Finance @ Lendio

Former CFO @ InXpress - Ecommerce and franchise shipping

Former CEO Clearstone Windows - Uber business model for Window Cleaning.

Spencer Grider
CO-FOUNDER

Former Senior UX Designer @ Lendio and Backcountry

Advisor/owner of online subscription business Little Poppy Co - $0 to $6M annually in 3 years.

Q&A with the Founder

Q: Please describe your product idea.

Smilelove: 3 Years ago, we read a WJ article about man that created clear aligners for himself. We realized it should not cost 8k and should not be so hard. We worked with several labs until we found a team that had good experience and developed out service to provide customers clear aligners at home.

Q: Please describe your typical customer/user profile.

Smilelove: Currently our customer base ranges from 20-45 and 60% female.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Smilelove: We need to have a licensed dentist in each state in our network, we also need and FDA approved Class 1 Medical device. We comply with both of these requirements.

Q: Please outline your customer acquisition strategy.

Smilelove: Currently we have 2 major Channels, PPC and Facebook. Going forward with investment we'll add Dave Ramsey (radio) who has requested to partner with us, at a CAC lower than our current CAC. We will add our Kiosk at retail locations throughout the US starting in major metro areas. With investment we will add online influencers as well. We currently have a customer referral program that continues to build.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $500,000

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9/21/2018

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Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $9,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Smilelove has set an overall target minimum of US $500,000 for the round, Smilelove must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Smilelove's Form C.
Regulation CF cap:	While Smilelove is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


General Expenses
Ramp current Ads
New Hires
Dave Ramsey
Kiosk test

If Maximum Amount Is Raised


General Expenses
Ramp current Ads
New Hires
Dave Ramsey
Kiosk test

Market Landscape

Of the roughly 100 million people in the US who are dissatisfied with their smile, 4 million people are undergoing orthodontic treatment - 25% are adults and 70-80% are treatable with aligners (Class 1 cases). By decreasing the cost and and increasing accessibility, this addressable market is even bigger.

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Nationally the average cost for a service like ours is $5K. We offer the same results, with the same dental expertise for just $1699.

https://www.seedinvest.com/campaign/6029/preview/16326 6/9

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Risks and Disclosures

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $16,000 in cash balances as of July 31, 2018. The Company could be harmed if it is unable to meet its cash demands/requirements, and the Company may not be able to continue operations if it is not able to raise additional funds.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements or changes in regulations could result in expenses and/or in diversion of management attention from the operations of the business.

The Company's success is dependent on consumer adoption of direct-to-consumer aligners, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. This market is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of direct-to-consumer aligners that the Company has experienced in the past will continue in the future.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company does not have an employment contract in place with David Frazier or Spencer Grider, the Managers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if David or Spencer were to leave Smilelove, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company forecasts for projected growth are aggressive. If its assumptions are incorrect and it fails to meet projections, Company viability may be jeopardized. wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate/expand payroll, further develop increase R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has had transactions with related parties. During 2018, the Company executed a financing agreement with a member for cash proceeds of $40,000. The agreement carries an interest rate of 5% per annum and is due 24 months from execution.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's founders have a post-raise salary that is high relative to the stage of the Company's business. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue. We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We may not be successful in obtaining patents. Our success depends significantly on our ability to obtain, and protect our proprietary rights to the technologies used in our services. We will file a provisional patent application for our unique retail kiosk in November 2018. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Smilelove

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Smilelove. Once Smilelove accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Smilelove in exchange for your securities. At that point, you will be a proud owner in Smilelove.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Smilelove has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Smilelove does not plan to list these securities on a national exchange or another secondary market. At some point Smilelove may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Smilelove either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

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Other General Questions

What is this page about?

This is Smilelove's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Smilelove's Form C. The Form C includes important details about Smilelove's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck








smilelove



This presentation contains offering materials prepared solely by Smilelove without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Clear Aligners

The traditional way



- Bi-weekly dentist office visits

- Average national cost $5-8K

- Limited by proximity to dentist



Clear Aligners

The Smilelove way



- Receive aligners in the mail

- Pay 60-70% less

- Instant online customer/patient support



 smilelove History

- Commenced business in August of 2017

- Annual run rate revenue of $1.4 million

- Gross margin of >50%

- 4 employees

- Funded solely from founders' capital



Our Process











- Customer Orders an Impression Kit Online
- Completes the kit at home
- Returns to Smilelove

- We send pictures & medical history to a licensed dentist
- Dentist reviews case file and writes aligner prescription

- Orthodontist and team of technicians create a treatment preview, profiling what the patient's straight teeth will look like and how many aligners will be needed.

- The dentist who did the initial review signs off on the Treatment Preview.



Our Process



TREATMENT PREVIEW

FRONT   LEFT   RIGHT   UPPER   LOWER

before/after
SWITCH

ALIGNERS

Top Aligners Required
16

Bottom Aligners Required
20

Treatment Time
10 months

Price
$1499

ORDER ALIGNERS

- We send the preview to the patient who gives their approval to produce the aligners.

- We produce and send the aligners in the mail.

$1699

Unit Economics

$1699



$350

- Customer Acquisition cost.

$600

- Aligner Production
- Customer Service
- $50 doctor's fee

$799

- Margin after CAC



8

Total Revenue

(12 months cumulative)



$1,000,000		
$750,000		
$500,000		
$250,000		
$0		

Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul

2017   2018





The smilelove Difference

smilelove	The Other Guys
• Clear aligners	• More noticeable, opaque aligners
• Snug fit, contoured edge, no gum-line pain.	• Gum overlap can cause discomfort
• Individual Customer Service (Highly rated in the industry)	• Mass market approach leads to failed orders and dissatisfied customers.
• More Affordable at $1699	• $1850+

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Market

4 million people undergoing orthodontic treatment in US

25% are adults

70-80% are Class 1 cases (treatable with aligners)

At our lower price-point, the addressable market will be even bigger.



Marketing

Current Channels

- Adwords

- Influencer Marketing

- Retargeting

- Look-alike Campaigns

Post Funding

- Increase spend in current channels – we estimate spending can increase by 7x without any increase in CAC, returning significant margin.

- Activate Dave Ramsey partnership to obtain broader reach and attract customers at much lower CAC

- Targeted local advertising around Scan Booth locations.









Future Offering: Scan Booth

PHOTO BOOTH
PHOTOS
ENTER THE BOOTH
PHOTO BOOTH
UO
CHECK 'EM

+

- Self-served scans are an easy process
- Will create significant lift in customer conversion.
- Scans provide a much better customer experience.
- Will broaden brand recognition
- Lower customer acquisition cost

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Intended Use of Funds

- Marketing - Increase spend & expand new channels

- Team - Key hires include VP of Marketing, UX Designer, Full-stack Developer.

- Development of Licensee & Doctor portals

- Placement of first operational Scan Booths



Team

David Frazier
Co-Founder

- Former VP Finance @ Lendio
- Former CFO @ InXpress - Ecommerce and franchise shipping
- Former CEO Clearstone Windows - Uber business model for Window Cleaning.

Spencer Grider
Co-Founder

- Former Senior UX Designer @ Lendio and Backcountry
- Advisor/owner of online subscription business Little Poppy Co

Morgan Edwards
Advisor

- 25 year banker at Morgan Stanley/Bear Stearns
- Former CFO of tech startup CommonBond
- National Advisory Council, BYU Marriott School of Business



Investment Opportunity

Founders have extensive startup experience
- Leading startup roles in finance and tech development
- Invested personal capital to prove-out concept

Large and growing Market serviced by "old-school" approach
- 4 million patients actively undergoing orthodontic treatment in the US at any time
- Aligner technology provides a lower cost solution vs. an orthodontist, increasing our addressable market
- Millenials value the cosmetic benefits and ease of use of our clear aligners

Sizable Gross Margins lead to break even
- Scalable business model with 60% margins generating significant cash flow

Royalty Agreement provides second source of revenue
- Signed royalty agreement with group in Hong Kong and Canada provides access to Asian market
- Smilelove receives 8% of all future revenues
- No cash investment required

Credit Partner in place
- Affirm assumes credit risk for customers that pay over time
- Quick approvals provide immediate cash to Smilelove

Proven concept, ready to ramp
- Run rate revenue of $1.4 million
- Over 1,000 customers since launching mid-2017

Recurring Revenue Stream
- $29/month Whitening and retainer plan once customer finishes treatment
- $24/month Whitening plan for anyone



EXHIBIT E
Video Transcript

Let's see if we're on the same page here. We don't like paying through the roof for something that should be much more affordable. We hate wasting time. And we certainly don't like the kind of looks that come our way when we walk in 2 minutes late for an appointment. You with us so far? Good.

At Smilelove, we'll straighten your teeth and help you love your smile, for 75% less than what you would normally pay. You do it on your own time. And you don't have to deal with all of the expensive appointments.

Here's how it goes: we'll send you a kit with super clear and simple instructions to make molds of your teeth at home. You send that back to us. One of our dental professionals evaluates your case and creates a treatment preview that will show exactly how your teeth will look when you're done. If you like what you see, then we'll start producing your aligners and send them directly to you in the mail.

In a matter of weeks, you'll start loving your smile. Get started by ordering your impression kit now.